UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Subject Company)

POINT Biopharma Global Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Joe McCann

Chief Executive Officer

4850 West 78th Street

Indianapolis, IN

(317) 543-9957

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Chadé Severin

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is POINT Biopharma Global Inc., a Delaware corporation (“POINT”). The address of POINT’s principal executive office is 4850 West 78th Street, Indianapolis, IN 46268. The telephone number of POINT’s principal executive office is (317) 543-9957.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is POINT’s common stock, par value $0.0001 per share (the “Shares”). As of the close of business on October 9, 2023, there were (i) 105,831,891 shares of POINT common stock issued and outstanding; (ii) 8,511,642 shares of POINT common stock subject to outstanding POINT stock options and (iii) 146,044 shares of POINT common stock subject to outstanding POINT performance stock units (assuming maximum performance levels were achieved).

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of POINT, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the section entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Yosemite Falls Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding Shares at a purchase price of $12.50 per Share (the “Offer Price”), net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Lilly, Purchaser and POINT (as may be amended from time to time, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Lilly with the Securities and Exchange Commission (the “SEC”) on October 13, 2023. Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) that there have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”)) that, when added to the Shares then owned by Lilly, Purchaser or any subsidiary of Lilly, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Tender Condition”); (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has expired or been terminated (the “Antitrust Condition”); (iii) the accuracy of POINT’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had, individually or in the aggregate, a Company Material Adverse Effect); (iv) POINT’s performance in all material respects of its obligations under the Merger Agreement; (v) consent by the

U.S. Nuclear Regulatory Commission (“NRC”) to the indirect transfer of control with respect to POINT (the “NRC Condition”) and (vi) the other conditions set forth in Exhibit A to the Merger Agreement which is incorporated herein by reference. The Offer and the Merger (as defined below) are not subject to a financing condition.

Following consummation of the Offer and subject to the satisfaction or waiver of the various conditions set forth in the Merger Agreement, Purchaser will merge with and into POINT, with POINT surviving as a wholly owned subsidiary of Lilly (the “Surviving Corporation”). This merger is referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, is referred to herein as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by POINT or any wholly owned subsidiary of POINT immediately prior to the Effective Time; (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly or Purchaser at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time; (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL (the Shares described in (iv), the “Dissenting Shares,” and the Shares described in (i), (ii) and (iv) collectively, the “Excluded Shares”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), from Purchaser, less any applicable tax withholding.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger if, among other things, the number of Shares irrevocably accepted for payment by Purchaser in connection with the Offer, when taken together with the Shares otherwise owned by Purchaser or its affiliates, equals at least such percentage of the Shares that would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of POINT, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its affiliates, represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the Effective Time. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of POINT will be required to consummate the Merger.

POINT does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following Purchaser’s acceptance for payment of the Shares validly tendered and not properly withdrawn in the Offer (the date and time of acceptance for payment, “Acceptance Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by POINT or any wholly owned subsidiary of POINT immediately prior to the Effective Time; (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly or Purchaser at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time; (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Dissenting Shares), will be converted into the right to receive the Merger Consideration, from Purchaser, less any applicable tax withholding. A description of the treatment of equity awards under POINT’s benefit plans, including stock options and performance stock units, is set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of POINT—Effect of the Offer and the Merger Agreement on POINT Equity Incentive Plans and POINT Equity Compensation Awards.”

Purchaser expressly reserves the right (but is not obligated) at any time and from time to time in its sole discretion to (i) waive, in whole or in part, any condition of the Offer, (ii) increase the Offer Price or (iii) modify or amend the terms of the Offer in any manner not inconsistent with the terms of the Merger Agreement, except that POINT’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to, (a) reduce the number of Shares subject to the Offer (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement); (b) reduce the Offer Price (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement); (c) waive, amend or modify the

Minimum Tender Condition or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer; (d) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (e) except as otherwise provided in the Merger Agreement, terminate (unless the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement), extend or otherwise amend or modify the expiration date of the Offer; (f) change the form or terms of consideration payable in the Offer; (g) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (h) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on October 13, 2023. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern time, on November 9, 2023 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as may be agreed to by Lilly and POINT), until such time as such conditions have been satisfied or waived. Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Capital Market, in each case that are applicable to the Offer. In addition, if at the scheduled Expiration Time, each condition to the Offer (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by POINT, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by POINT (or if not so requested by POINT, as determined by Lilly), but not more than 10 business days each (or for such longer period as may be agreed to by Lilly and POINT), provided that POINT shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer pursuant to this sentence on more than five occasions. In no event will Purchaser be required to extend the Offer beyond one minute after 11:59 p.m., Eastern time, on July 2, 2024 (the “Outside Date”), provided that the Outside Date may be extended once by a period of 90 days, if on the Outside Date all of the Offer Conditions have been satisfied or waived by Lilly or Purchaser (other than conditions that by their nature are to be satisfied at the Acceptance Time, each of which is then capable of being satisfied), other than the Antitrust Condition, the NRC Condition and the condition requiring the absence of any Legal Restraint by any Specified Governmental Entity preventing or prohibiting the consummation of the Offer or the Merger.

For the reasons described in more detail below, the Board of Directors of POINT (the “POINT Board”) unanimously recommends that POINT’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the section entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the POINT Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to POINT’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Lilly in connection with the Offer as well as Lilly’s Summary Advertisement published in The Wall Street Journal are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9.

As set forth in the Schedule TO, the principal executive offices of Lilly and Purchaser are located at c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. The business telephone number for each of Lilly and Purchaser is (317) 276-2000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including the Merger Agreement) and this Schedule 14D-9 (including referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of POINT, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between POINT or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Lilly or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The POINT Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Lilly and Purchaser

Merger Agreement

On October 2, 2023, POINT, Lilly and Purchaser entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement governs the contractual rights among POINT, Lilly and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide POINT’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains customary representations and warranties made by POINT to Lilly and Purchaser and customary representations and warranties made by Lilly and Purchaser to POINT. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement in this Schedule 14D-9 is intended to modify or supplement any factual disclosures about POINT, Lilly or Purchaser in POINT’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by POINT to Lilly and Purchaser in connection with the signing of the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates certain exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among POINT, Lilly and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by POINT’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about POINT, Lilly or Purchaser. POINT’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Time or to receive the Merger Consideration at the Effective Time, and should not rely on the representations, warranties and covenants therein or any descriptions thereof as characterizations of the actual state of facts or conditions of POINT, Lilly, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in POINT’s or Lilly’s public disclosure.

Confidentiality Agreement

On June 15, 2023, Lilly and POINT entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Lilly and POINT agreed to, for a period continuing until June 15, 2024, (i) hold in confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party other than in connection with a potential transaction with the other party, in each case, subject to certain exceptions. The Confidentiality Agreement does not include a standstill provision for the benefit of POINT.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9, which is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entry into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements (the “Tender and Support Agreements”) with each of Joe A. McCann, Allan Charles Silber, and Neil E. Fleshner and certain of their respective affiliates (collectively, the “Supporting Stockholders”). Collectively, as of October 2, 2023, the Supporting Stockholders beneficially owned approximately 15% of the outstanding Shares.

The Tender and Support Agreements provide that, as promptly as practicable and no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from October 2, 2023, until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of the stockholders of POINT, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of POINT’s stockholders, to (i) appear at each such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver (or cause to be delivered) a written consent with respect to all of the Subject Shares, (a) against any Company Takeover Proposal (as defined below) (other than the Merger), (b) against any change in membership of the POINT Board that is not recommended or approved by the POINT Board and (c) against any other proposed action, agreement or transaction involving POINT that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the other Transactions, including (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving POINT (other than the Merger); (2) a sale, lease, license or transfer of a material amount of assets (including intellectual property rights) of POINT or any reorganization, recapitalization or liquidation of POINT or (3) any change in the capitalization of POINT or any amendment or other change in POINT’s organizational documents. “Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (a) 20% or more (based on the fair market value thereof, as determined by the POINT Board) of the assets of POINT and POINT’s subsidiaries, taken as a whole, or (b) 20% or more of the aggregate voting power of the capital stock of POINT; (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving POINT that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of POINT or of the surviving entity or the resulting direct or indirect parent of POINT or such surviving entity, other than, in each case, the Transactions or (iii) any combination of the foregoing.

For so long as each Tender and Support Agreement has not been validly terminated in accordance with its terms, each Supporting Stockholder irrevocably appoints Lilly (and any person or persons designated by Lilly) as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of such Supporting Stockholder’s voting rights with respect to all such Supporting Stockholder’s Subject Shares (which proxy is irrevocable (and as such will survive and not be affected by the death, incapacity, mental illness or insanity of such Supporting Stockholder) and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL) to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents with respect to, all such Supporting Stockholder’s Subject Shares solely on the matters described in, and in accordance with the provisions of, each Tender and Support Agreement, if, and only if, the Supporting Stockholder fails to comply with the provisions thereof (such proxy, the “Conditional Proxy”). The Conditional Proxy was given to secure the obligations of such Supporting Stockholder under each Tender and Support Agreement, and in consideration of and as an additional inducement of Lilly and Purchaser to enter into the Merger Agreement, and is irrevocable. The Conditional Proxy will not be terminated by operation of any law or upon the occurrence of any other event other than upon the valid termination of each Tender and Support Agreement in accordance with its terms. Lilly may terminate the Conditional Proxy with respect to a Supporting Stockholder at any time in its sole and absolute discretion by written notice provided to such Supporting Stockholder. Such Supporting Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the Conditional Proxy contained herein and hereby revokes any proxy previously granted by such Supporting Stockholder with respect to the Subject Shares that covers matters addressed by each Tender and Support Agreement.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than any permitted lien pursuant to the terms of the Tender and Support Agreements, on any of such Supporting Stockholder’s Subject Shares; (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein; (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares; (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of, or compliance with, such Supporting Stockholder’s obligations under the Tender and Support Agreements in any material respect, otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of POINT, will not, and will cause their representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal; (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of POINT to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal; (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal; (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the Tender and Support Agreements are solely in their respective capacities as stockholders of POINT, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of POINT, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of POINT in the taking of any actions (or failure to act) in his or her capacity as a director or officer of POINT, or in the exercise of his or her fiduciary duties as a director or officer of POINT.

Each Tender and Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) termination of such Tender and Support Agreement by written notice of termination from Lilly to the applicable Supporting Stockholder(s) or (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of POINT pursuant to the terms of the Merger Agreement.

This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2), (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of POINT

Overview

In considering the recommendation of the POINT Board set forth under the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the POINT Board,” POINT’s stockholders should be aware that certain of POINT’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of POINT’s stockholders generally. The POINT Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that POINT’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between POINT and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) the POINT Biopharma Global Inc. 2020 Equity Incentive Plan and the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (collectively, the “POINT Equity Incentive Plans”); (iii) the award agreements governing the POINT Equity Compensation Awards (as defined below) held by POINT’s executive officers and directors and (iv) the employment agreements with POINT’s executive officers (collectively, the “Employment Agreements”). The POINT Equity Incentive Plans and the related form of award agreements and the Employment Agreements are filed as Exhibits (e)(6) through (e)(20) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, POINT’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of POINT. As of the close of business on October 6, 2023, the executive officers and directors of POINT named in the “Table of Share-Based Payments” below beneficially owned, directly or indirectly, in the aggregate, 16,995,898 Shares (excluding for this purpose Shares underlying outstanding POINT Stock Options (defined below) and outstanding POINT PSUs (defined below and together with the POINT Stock Options, the “POINT Equity Compensation Awards”), which are set forth separately in the “Table of Equity Compensation-Related Payments” below). If POINT executive officers and directors were to tender all 16,995,898 Shares beneficially owned, directly or indirectly, by them as of the close of business on October 6, 2023, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $212,448,726 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest.

The following table sets forth the consideration that each POINT executive officer and director (and, if applicable, certain of his or her respective affiliates) would be entitled to receive in respect of outstanding Shares beneficially owned by him or her as of the close of business on October 6, 2023 (which, for clarity, excludes Shares underlying POINT Equity Compensation Awards), assuming such individual and certain of his or her respective affiliates were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between the close of business on October 6, 2023, and the Effective Time (such as in connection with the exercise or vesting of POINT Equity Compensation Awards).

Table of Share-Based Payments

Name	Number of Shares (#)	Total Merger Consideration Payable for Shares ($)
Allan Silber	9,227,975	115,349,688
Jonathan Ross Goodman	41,872	523,400
Rajesh K. Malik	3,700	46,250
Yael Margolin	1,710	21,375
David C. Lubner	39,000	487,500
Bridget Martell	—	—
Gerry Hogue	21,596	269,950
Joe McCann	3,616,313	45,203,913
Bill Demers	—	—
Justyna Kelly	—	—
Neil Fleshner	3,256,574	40,707,175
Ari Shomair	771,258	9,640,725
Jessica Jensen	—	—
Myra Rosario Herrle	—	—
Chris Horvath	—	—
Matthew Vincent	—	—
Valerie Hergott	—	—
Robin Hallett	15,900	198,750
Jazz Braich	—	—

Effect of the Offer and the Merger Agreement on POINT Equity Incentive Plans and POINT Equity Compensation Awards

The discussion below describes the treatment of the POINT Equity Compensation Awards in connection with the Transactions.

POINT Equity Incentive Plans

The POINT Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Lilly.

Treatment of POINT Stock Options

Except as described below with respect to Canadian holders, prior to the Effective Time, each stock option to purchase Shares granted under a POINT Equity Incentive Plan or as a non-plan inducement award that is then-outstanding, but not then vested or exercisable (collectively, the “POINT Stock Options”) will become immediately vested and exercisable in full. At the Effective Time, each POINT Stock Option that is then outstanding (including any POINT Stock Options for which the vesting was accelerated immediately prior to the Effective Time as described in the preceding sentence) will be canceled and each holder of such POINT Stock Option will be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product of (i) the number of Shares issuable under such POINT Stock Option multiplied by (ii) the excess, if any, of (a) the Merger Consideration over (b) the per share exercise price of such POINT Stock Option (“Option Cash Consideration”). Any outstanding POINT Stock Options with an exercise price equal to or greater than the Merger Consideration will be canceled for no consideration at the Effective Time. The Option Cash Consideration will be paid at or reasonably promptly after the Effective Time (but no later than five business days after the Effective Time). Holders of POINT Stock Options who are Canadian taxpayers will receive a special notice no later than ten business days prior to the Effective Time informing the holder of the requirement to either (i) exercise their POINT Stock Option on or prior to a date that is not later than three business days prior to the Effective Time or (ii) elect to receive the same Option Cash Consideration received by other holders of POINT Stock Options. Failure to exercise the Canadian holder’s POINT Stock Options or consent to the cancellation of the option in exchange for the Option Cash Consideration will result in the cancellation of such holder’s POINT Stock Options without consideration at the Effective Time.

Treatment of POINT PSUs

At the Effective Time, each POINT performance stock unit granted under a POINT Equity Incentive Plan or as a non-plan inducement award (“POINT PSU”) that is then outstanding will be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares underlying such POINT PSU as of the Effective Time (the “POINT PSU Cash Replacement Amount”), which POINT PSU Cash Replacement Amount will, subject to the holder’s continued employment through the vesting date and achievement of the applicable performance condition(s), vest and be payable at the same time as the POINT PSU for which such POINT PSU Cash Replacement Amount was exchanged would have vested pursuant to its terms. In addition, POINT may, prior to the Effective Time, amend each POINT PSU to provide that if the holder of a POINT PSU is terminated without cause during the one year period following the Effective Time, the holder will remain eligible to vest in the POINT PSU Cash Replacement Amount if the applicable performance target is achieved.

Table of Equity Compensation-Related Payments

The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of POINT would be eligible to receive (before deduction of applicable taxes) in connection with the Merger with regard to (i) the number of vested and unvested POINT Stock Options held by each such executive officer and non-employee director and (ii) the number of POINT PSUs held by each such executive officer (assuming, solely for purposes of this table, that such POINT PSUs vest immediately following the Merger). None of POINT’s non-employee directors hold any POINT PSUs.

The estimated cash values in the table below are based on the Merger Consideration of $12.50 per Share. The table also assumes that the number of vested and unvested outstanding POINT Equity Compensation Awards held by each POINT executive officer and non-employee director at the Effective Time will equal the number of vested and unvested POINT Equity Compensation Awards that were outstanding as of the close of business on October 6, 2023, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on October 6, 2023, and the Effective Time.

Table of Equity Compensation-Related Payments

	Vested POINT Stock Options		Unvested POINT Stock Options		POINT PSUs
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable($)(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable($)(4)	Number of Underlying Shares(5)	PSU Cash Consideration Payable($)(6)	Total Option Cash Consideration and PSU Cash Consideration Payable($)(7)
Allan Silber	88,209	419,780	788,376	4,182,026	33,469	418,363	5,020,169
Jonathan Ross Goodman	56,050	256,884	75,185	300,812	—	—	557,696
Rajesh K. Malik	38,114	157,698	57,249	201,626	—	—	359,324
Yael Margolin	38,114	157,698	57,249	201,626	—	—	359,324
David C. Lubner	38,114	157,698	57,249	201,626	—	—	359,324
Bridget Martell	—	—	80,503	194,817	—	—	194,817
Gerry Hogue	38,114	157,698	75,185	164,812			322,510
Joe McCann	95,448	417,111	978,990	4,943,249	23,124	289,050	5,649,410
Bill Demers	169,247	892,796	263,601	1,378,424	13,234	165,425	2,436,645
Justyna Kelly	52,012	276,247	224,352	1,222,693	12,782	159,775	1,658,715
Neil Fleshner	27,559	116,182	141,933	729,746	—	—	845,928
Ari Shomair	140,797	1,334,298	305,822	1,080,134	8,464	105,800	2,520,232
Jessica Jensen	287,393	1,178,245	536,983	2,454,135	—	—	3,632,400
Myra Herrle	64,309	262,329	175,283	871,951	11,930	149,125	1,283,405
Chris Horvath	25,000	126,250	271,784	1,276,350	12,575	157,188	1,559,788
Matthew Vincent	21,250	141,738	139,754	2,136,308	9,762	122,025	2,400,071
Valerie Hergott	40,088	204,349	75,220	389,339	7,255	90,688	684,376
Robin Hallett	13,936	76,216	79,136	444,696		92,338	613,250

(1)	This column includes the number of Shares subject to vested POINT Stock Options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested POINT Stock Options multiplied by the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price of such vested POINT Stock Option.

(3)

This column includes the number of Shares subject to unvested POINT Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested POINT Stock Options multiplied by the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price of such unvested POINT Stock Option.

(5)	This column includes the number of Shares subject to POINT PSUs that are being converted into a right to receive the POINT PSU Cash Replacement Amount.
(6)	The estimated value in this column is equal to the number of Shares underlying such POINT PSUs multiplied by the Merger Consideration.
(7)

The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding POINT Stock Options (both vested and unvested) and the POINT PSU Cash Replacement Amount in respect of outstanding unvested POINT PSUs.

“Celebrating Our Achievements” Cash Awards

Certain of our employees, including one executive officer (Jessica Jensen), hold “Celebrating Our Achievements” cash awards, which generally entitle the holders to a cash payment upon the attainment of certain performance conditions. These awards will continue in effect following the Merger and will remain subject to attainment of the applicable performance goals. In addition, POINT may, prior to the Effective Time, amend each these awards to provide that if the holder is terminated without cause in the one-year period following the Effective Time, the holder will remain eligible to vest in the cash award if the applicable performance target is achieved. Jessica Jensen could potentially earn an aggregate of $1,125,000 pursuant to her award upon achieving FDA approval of 177Lu-PNT2002.

Agreements or Arrangements with Executive Officers of POINT

Employment Agreements

POINT or a wholly-owned subsidiary of POINT is a party to an employment agreement with each of its executive officers. The agreements with the officers listed in the table below each provide, among other things, that the applicable executive will be entitled to certain severance benefits in the event of a termination of the executive’s employment by POINT or a wholly-owned subsidiary of POINT without “cause” (as defined in the applicable agreement), or for Chris Horvath only, by the executive for “good reason” (as defined in the applicable agreement), generally subject to the executive’s execution of a release of claims in favor of POINT and certain related parties.

The table below sets forth each executive’s estimated cash severance entitlement under his or her employment agreement, assuming for purposes of the table that the executive’s employment by POINT or a wholly-owned subsidiary of POINT is terminated without cause or, for Chris Horvath only, by the executive for good reason immediately following the Effective Time.

Table of Potential Executive Severance Payments

Name	Estimated Cash Severance ($)
Joe McCann	646,506
Bill Demers	405,354
Justyna Kelly	297,500
Neil Fleshner	704,693
Ari Shomair	405,354
Jessica Jensen	540,549
Myra Herrle	189,713
Chris Horvath	198,550
Matthew Vincent	155,000
Valerie Hergott	286,735
Jazz Braich	270,297
Allan Silber	489,740

Compensation of POINT Non-Employee Directors

As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on POINT Equity Incentive Plans and POINT Equity Compensation Awards,” all then-outstanding vested and unvested POINT Stock Options (including those held by non-employee directors) will be converted into the right to receive the Option Cash Consideration. In addition, prior to the Effective Time, POINT may provide cash and equity-based director compensation to its non-employee directors in the ordinary course of business and consistent with past practice and may provide for pro-rata payment of the director compensation for a partial year of service for the year in which the Effective Time occurs.

Effect of Merger Agreement on Employee Benefits

Under the Merger Agreement, Lilly has agreed that, for a period of one year following the Effective Time (the “Continuation Period”) Lilly shall provide or shall cause to be provided to each individual who is employed by POINT or any POINT Subsidiary immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation or any of their respective subsidiaries or affiliates as of immediately following the Effective Time (each, a “Company Employee”) (i) a base salary or wage rate and target cash incentive opportunity that are at least as favorable in the aggregate to those provided to such Company Employee by POINT or any POINT Subsidiary, as applicable, as of immediately prior to the Effective Time and (ii) other employee benefits (excluding cash incentive opportunities), severance (except as provided in the following sentence), equity and equity based awards, change in control plans, retention, transaction, nonqualified deferred compensation, defined benefit pension, and post-termination or retiree health or welfare benefits) that are substantially comparable in the aggregate to those provided to such Company Employee by POINT or any POINT Subsidiary under POINT’s benefit plans or POINT’s benefit agreements that are disclosed in the disclosure schedule, as applicable, as of immediately prior to the Effective Time (or to the extent a Company Employee becomes covered by an employee benefit plan or program of Lilly or one of its other affiliates during such period, benefits substantially comparable to those benefits maintained for and provided to similarly situated employees of Lilly or the relevant affiliate). During the Continuation Period, Lilly has also agreed to provide (or cause the Surviving Corporation to provide) any Company Employee located in the United States who experience a qualifying termination of employment under the circumstances set forth in the Disclosure Letter with severance benefits no less favorable than would be provided to similarly situated employees of Lilly under Lilly’s severance plan, taking into account such Company Employee’s (i) years of service with POINT and (ii) eligibility in accordance with the terms and conditions of Lilly’s severance plan, subject to the Company Employee’s execution of a general release of claims in favor of POINT, Lilly and related persons.

Lilly has also agreed to use commercially reasonable efforts following the Effective Time to cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all employee benefit plans of Lilly and its other affiliates to the extent coverage under any such plan replaces coverage under a comparable POINT benefit plan in which such Company Employee participated immediately prior to the Effective Time.

The parties have further agreed that if POINT has not paid annual bonuses in respect of calendar year 2023 prior to the Effective Time, then, no later than March 15, 2024, Lilly shall cause the Surviving Corporation or its applicable affiliate to pay each Company Employee who participates in the POINT 2023 annual bonus plan, the target amount of such employee’s 2023 annual bonus, subject to the Company Employee’s continued employment through the payment date (the “Payment Date”). If Lilly or the Surviving Corporation or any of their respective affiliates terminates the employment of any Company Employee for any reason other than for cause or the Company Employee resigns for Good Reason (solely to the extent such Company Employee is party to an arrangement that provides for severance in the event of a resignation for Good Reason (as defined in the applicable arrangement)) prior to the Payment Date, such Company Employee will remain entitled to receive their 2023 annual bonus on the Payment Date, payable as if such Company Employee had remained employed through the Payment Date, subject to such Company Employee’s execution of a customary general release of claims in favor of POINT, Lilly and related Persons.

Lilly has additionally agreed that for purposes of vacation, paid time-off, severance or 401(k) savings, legacy Company Employees‘ service with POINT shall be treated as service with Lilly or an applicable subsidiary to the same extent and for the same purpose as such service was credited under the analogous POINT plan or arrangement for purposes of determining eligibility to participate, level of benefits and vesting (subject to certain customary exceptions, such as duplication of benefits). Also, with respect to any group health plan maintained by Lilly or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, for the plan year that includes the date upon which the Effective Time occurs, Lilly shall use commercially reasonable efforts, to the extent permitted by such plan, to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Company Employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to Company Employees or eligible dependents or beneficiaries under the corresponding POINT benefit plan that is a group health plan in which such Company Employees participated immediately prior to the Effective Time and (ii) waive any waiting period or evidence of insurability requirement that would otherwise be applicable to such Company Employee and their eligible dependents on or after the Effective Time, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous POINT benefit plan that is a group health plan prior to the Effective Time.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, POINT’s directors and officers (including each of POINT’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from POINT for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Effect of the Merger on Director and Officer Indemnification and Insurance

POINT’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, POINT’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to POINT or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

POINT’s amended and restated certificate of incorporation and amended and restated bylaws also provide that POINT will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. POINT’s amended and restated certificate of incorporation and amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as POINT’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, POINT has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, POINT is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of POINT within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law, or in connection with any proceeding voluntarily initiated by such director or executive officer (subject to specific exceptions), and certain other situations. This description of the indemnity agreements entered into between POINT and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(21) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of POINT, any POINT subsidiary or any of their predecessors (each, an “Indemnified Party”) (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time; (ii) shall survive the Merger; (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such

Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following October 2, 2023, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Lilly has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, following good faith consultation with Lilly and utilizing Lilly’s insurance broker, POINT may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Acceptance Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of POINT’s directors’ and officers’ liability insurance policies in effect on October 2, 2023 (the “Existing D&O Policies”); provided that the maximum aggregate premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by POINT for coverage for its most recent renewal under the Existing D&O Policies.

Section 16 Matters

Prior to the Effective Time, POINT may take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of POINT equity securities (including derivative securities) in connection with the Merger by each individual who is a director or officer of POINT subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, POINT (acting through the compensation committee of the POINT Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by POINT with current or future directors, officers or employees of POINT.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of POINT’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with POINT’s management in the future.

Item 4. The Solicitation or Recommendation

Recommendation of the POINT Board

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Offer in consultation with POINT management and its legal and financial advisors, on October 2, 2023, the POINT Board, among other things, unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of POINT and its stockholders, (ii) declared it advisable for POINT to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by POINT of the Merger Agreement and the consummation of the

Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the POINT Board unanimously recommends that POINT’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the POINT Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the POINT Board.”

A copy of the joint press release issued by Lilly and POINT, dated as of October 3, 2023, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

The POINT Board, together with POINT’s senior management, regularly reviews POINT’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen POINT’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included POINT’s strategy as a standalone company and potential opportunities for business combinations, partnerships, licensing arrangements, collaborations and other strategic transactions. In connection with these reviews and evaluations in 2022 and 2023, POINT received interest from several parties related to a potential business combination or partnership with POINT and entered into confidentiality agreements with several of these parties, including two biopharmaceutical companies, which we refer to as Company A and Company B, which agreements did not contain standstill provisions.

In May 2023, representatives of POINT engaged in discussions with Company B around a potential strategic transaction involving POINT. In June 2023, POINT and Company B decided to pause their discussions and reevaluate a potential strategic transaction after POINT completed its multi-center, randomized, open label phase 3 Study evaluating metastatic castration-resistant Prostate cancer using 177Lu-PNT2002 PSMA therapy After Second-line Hormonal treatment (“SPLASH”) trial.

From June 5, 2023 through June 8, 2023, representatives of POINT met with representatives of Lilly while attending a healthcare conference, during which representatives of Lilly indicated Lilly’s potential interest in the radiopharmaceuticals industry and Lilly’s interest in learning about POINT’s manufacturing capabilities and pipeline programs.

On June 15, 2023, POINT and Lilly entered into a confidentiality agreement, which agreement did not contain a standstill provision.

During June and July 2023, representatives of POINT and representatives of Lilly met and discussed POINT’s products and expertise in the radiopharmaceutical industry.

On August 10, 2023, Joe McCann, Chief Executive Officer of POINT, and Jacob Van Naarden, Executive Vice President of Lilly and President of Loxo@Lilly, held a meeting by videoconference, during which Mr. Van Naarden and Dr. McCann discussed Lilly’s continued interest in the radiopharmaceutical industry and POINT’s then-current capitalization.

On August 24, 2023, representatives of Lilly including Mr. Van Naarden and David Hyman, Lilly’s Chief Medical Officer, met with representatives of POINT, including Dr. McCann, Neil Fleshner, POINT’s Chief Medical Officer, Matthew Vincent, Senior Vice President, Business Development and Chris Horvath, Executive Vice President, Commercial, at POINT’s manufacturing facility in Indianapolis. At the end of the visit, Mr. Van Naarden and Dr. McCann met separately, during which Mr. Van Naarden delivered to Dr. McCann a non-binding written indication of interest to acquire all of the outstanding Shares of POINT for $12.00 per Share in cash (the “August 24 Proposal”), representing a 47% premium to POINT’s closing price on August 23, 2023. The August 24 Proposal expressly stated that Lilly did not require third-party financing and requested entry into an exclusivity period until September 29, 2023 for a targeted signing of a definitive agreement by the end of September.

On August 25, 2023, the POINT Board held a meeting by videoconference, which included POINT’s senior management, representatives of POINT’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and a representative of Bass, Berry & Sims PLC, POINT’s regular outside counsel (“Bass Berry”). Also present at the invitation of the POINT Board were representatives of Centerview Partners LLC (“Centerview”), which had a historic relationship with POINT. Allan Silber, Chairman of the POINT Board, Dr. McCann and Dr. Vincent updated the POINT Board on recent interactions with Lilly, including the August 24 Proposal. Representatives of Skadden discussed with the POINT Board its fiduciary obligations. Representatives of Centerview discussed their preliminary views regarding the August 24 Proposal and potential next steps in connection with the POINT Board’s review of Lilly’s interest and the possibility of pursuing a strategic transaction, including the possibility of providing Lilly access to due diligence, financial analyses to be conducted and the possibility of contacting additional parties. The POINT Board discussed how to respond to the August 24 Proposal and determined that providing additional diligence to Lilly could enable them to increase their offer price. The POINT Board also discussed how to respond to Lilly’s request for exclusivity and determined not to enter into exclusivity. The POINT Board, members of senior management and representatives of Centerview and Skadden discussed the possibility of contacting additional parties to gauge their interest in pursuing a transaction with POINT and the merits and risks associated with formally reaching out to additional parties at this time. The POINT Board considered the fact that outreach to strategic counterparties could jeopardize a potential transaction with Lilly and cause significant disruption to POINT. Following this discussion, the POINT Board instructed representatives of Centerview to only reach out to those parties that were most likely to be interested in pursuing an acquisition of POINT. As part of this discussion, the POINT Board considered possible third parties, including Company A, Company B and four additional parties with whom POINT management had previously had discussions regarding a potential business combination or partnership over the preceding two years. The POINT Board discussed with members of senior management and representatives of Centerview and Skadden the fact that each of these parties had previously declined interest in pursuing a strategic transaction with POINT at various times in past discussions, but that Company A and Company B would likely be the only other potential parties interested in a strategic transaction and capable of submitting a competitive offer. As a result of this discussion, the POINT Board directed representatives of Centerview to contact representatives of Company A and Company B to gauge their interest in a potential acquisition of POINT. The POINT Board also instructed Dr. McCann to inform representatives of Lilly that the August 24 Proposal did not represent sufficient value to pursue a transaction, but POINT would permit Lilly to conduct further due diligence in order to improve its offer. The POINT Board also considered the risks and potential benefits associated with other strategic alternatives and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the POINT Board considered continuing to execute POINT’s strategy on a standalone basis, considering the risks and costs associated with its continued research and development of its product candidates and scaling up its manufacturing facility.

Later that day, at the instruction of the POINT Board, representatives of Centerview contacted representatives of Company A and Company B to gauge their interest in a potential acquisition of POINT. During such discussions the representatives of Centerview, in an effort to gauge interest from the parties, indicated that POINT had received a non-binding offer for an acquisition of POINT. Representatives of Company A indicated that Company A was likely not interested in a possible strategic transaction involving POINT. Representatives of

Company B indicated that Company B may be interested in a potential strategic transaction involving POINT and that they would follow up with Centerview soon.

On August 28, 2023, at the instruction of the POINT Board, Dr. McCann informed Mr. Van Naarden by videoconference that the August 24 Proposal did not represent sufficient value to pursue a transaction, but that POINT would permit Lilly to conduct further due diligence in order to improve its offer. Dr. McCann also informed Mr. Van Naarden that POINT would be open to pursuing Lilly’s targeted timeline of signing a definitive agreement by the end of September if a more attractive proposal were presented.

On September 1, 2023, POINT granted representatives of Lilly and its outside advisors access to a virtual data room containing due diligence materials. In addition to their review of the virtual data room, from September 1, 2023 through October 2, 2023, Lilly and its outside advisors participated in calls and meetings with POINT’s senior management and its representatives and outside advisors as part of Lilly’s due diligence investigation. Lilly’s confirmatory due diligence investigation continued through October 2, 2023.

On September 9, 2023, representatives of Kirkland & Ellis LLP, outside counsel to Lilly (“Kirkland & Ellis”) provided the first draft of the Merger Agreement to Skadden, which included customary “fiduciary out” provisions that provided POINT the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Company Proposal (as defined in the Merger Agreement) provided that POINT pays a termination fee.

During the period from September 9, 2023 through October 2, 2023, representatives of Skadden and Kirkland & Ellis discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules, including a proposal by POINT which set a termination fee of 3.25% of the total equity value for POINT implied by the transaction and a counterproposal by Lilly which set a termination fee of 4.50%.

On September 12, 2023, David Ricks, Lilly’s Chief Executive Officer; Mr. Van Naarden, Anat Ashkenazi, Lilly’s Chief Financial Officer; Adrienne Brown, Head of Corporate Business Development; Hallee Foster, Loxo@Lilly’s Associate Vice President of Business Development; and Edgardo Hernandez, Executive Vice President, Manufacturing and Operations, visited POINT’s manufacturing site in Indianapolis and held an in person meeting to discuss POINT’s clinical programs, broad platform capabilities, pipeline of future products and licensing partnerships. On September 12, 2023 and September 13, 2023, other representatives of Lilly also visited POINT’s manufacturing site in Indianapolis and toured POINT’s manufacturing facilities with representatives of POINT.

On September 13, 2023, representatives of Centerview had a phone conversation with Company B. Following such discussion, representatives of Company B submitted to representatives of Centerview a non-binding proposal to acquire all of the outstanding Shares of POINT for $13.00 per Share in cash and stock and up to $7.00 in contingent value rights for certain milestones tied to sales and FDA approval of PNT2002, payable in cash or stock (the “September 13 Proposal”). However, the September 13 Proposal stated that the proposed transaction would be conditioned on the results of the top-line primary analysis of the SPLASH trial satisfying criteria commensurate with the results of a competitive target profile, to be agreed upon by POINT and Company B in a definitive agreement (the “SPLASH Read-Out Condition”). The September 13 Proposal also indicated that the transaction would result in POINT’s stockholders owning an aggregate of approximately 6.3% of Company B stock and would not require Company B’s stockholders’ approval or be contingent on Company B’s ability to obtain financing. The September 13 Proposal requested an exclusive negotiation period of four weeks.

Following the receipt of the September 13 Proposal from Company B, Mr. Silber telephonically discussed the terms of the September 13 Proposal and its highly contingent terms with each of the members of the POINT Board. Each member of the POINT Board agreed that Centerview should inform Company B that the POINT Board was unwilling to consider the September 13 Proposal any further given its highly contingent nature, but that the POINT Board may be open to a potential transaction that did not contain contingent terms.

On September 14, 2023, at the instruction of the POINT Board, representatives of Centerview informed representatives of Company B that the POINT Board was unlikely to evaluate a proposal contingent on the SPLASH Read-Out Condition, but would consider a potential transaction involving POINT and Company B that did not include contingent terms.

On September 15, 2023, representatives of Skadden, Kirkland & Ellis and Balch & Bingham LLP, POINT’s outside legal advisor specializing in nuclear law, had a meeting by teleconference to discuss the process for obtaining consent from the Nuclear Regulatory Commission to transfer POINT’s materials license. On the same day, Company B’s outside financial advisors called a representative of Centerview. At the instruction of the POINT Board, representatives of Centerview reiterated to Company B’s outside financial advisors that the contingent nature of the September 13 Proposal was unlikely to provide a basis upon which POINT would negotiate the terms of a potential strategic transaction.

On September 19, 2023, Mr. Van Naarden, Barry Taylor, Loxo@Lilly’s Chief Scientific Officer, and Ms. Foster, along with other representatives of Lilly, visited POINT’s site in Toronto, Canada, during which representatives of Lilly and POINT toured the POINT Institute for Radioligand Innovation and discussed POINT’s clinical programs, broad platform capabilities, pipeline of future products and licensing partnerships, with a representative of Centerview in attendance. Also at that meeting, Mr. Van Naarden delivered to Dr. McCann an updated verbal non-binding indication of interest to acquire all of the outstanding Shares of POINT for $12.50 per Share in cash.

Also on September 19, 2023, representatives of Skadden provided an initial draft of the disclosure schedules to representatives of Kirkland & Ellis.

Between September 20, 2023 and September 26, 2023, representatives of POINT, Lilly, Skadden, Kirkland & Ellis and Fox Rothschild LLP, POINT’s external IP counsel (“Fox Rothschild”), discussed due diligence matters related to POINT’s intellectual property.

On September 22, 2023, Company B’s outside financial advisors informed representatives of Centerview that Company B was preparing a revised proposal, which they intended to submit early the following week, and in connection with such proposal Company B requested access to the virtual data room and an initial draft of the merger agreement for Company B’s review and comment.

On September 23, 2023, representatives of Centerview provided Company B’s outside financial advisor with an initial draft of the merger agreement, in addition to granting representatives of Company B and its outside advisors access to the virtual data room.

On September 24, 2023, Dr. McCann and Mr. Van Naarden had a telephone conversation to discuss outstanding diligence items.

On September 26, 2023, Mr. Van Naarden and Dr. McCann had a dinner together in Indianapolis to review the status of diligence discussions and discuss any remaining open items.

On September 27, 2023, Mr. Van Naarden contacted Dr. McCann and confirmed the resolution of certain outstanding due diligence items and Lilly’s interest in moving quickly towards signing within the next week.

On September 27, 2023, Company B sent POINT two alternative revised proposals to acquire all of the outstanding Shares of POINT (the “September 27 Proposals”). The first proposal did not include the SPLASH Read-Out Condition, and was for an aggregate of up to $20.00 per Share in cash, stock and contingent value rights, payable as follows: (1) $8.50 per Share in cash and stock payable at closing; (2) if the results of the top-line primary analysis of the SPLASH Clinical Trial satisfied a proposed “base” case of detailed pre-defined criteria, an additional $4.50 per Share in cash and stock payable at closing and a contingent value right of $3.00 per Share in cash or stock payable upon regulatory approval; (3) if the results of the top-line primary analysis of the SPLASH Clinical Trial satisfied a proposed “upside” case of detailed pre-defined criteria, an additional $7.50 per Share in cash and stock payable at closing; and (4) two $2.00 per Share contingent value rights tied to net sales, payable in cash or stock, at Company B’s election (the “First September 27 Proposal”). The second proposal included the SPLASH Read-Out Condition, and was for an aggregate of up to $20.00 per Share in cash, stock and contingent value rights, payable as follows: (1) $13.00 per Share in cash and stock payable at closing, provided POINT met the SPLASH Read-Out Condition; (2) if the results of the top-line primary analysis of the SPLASH Clinical Trial satisfied a proposed “upside” case of detailed pre-defined criteria, an additional $3.00 per Share in cash and stock payable at closing; and (3) two $2.00 per Share contingent value rights tied to net sales, payable in cash or stock at Company B’s election (the “Second September 27 Proposal”). The September 27 Proposals would result in POINT’s stockholders owning an aggregate of between approximately 6.3% and approximately 12.3% of Company B. The September 27 Proposals also indicated that Company B would add one POINT director of Company B’s choosing to the Company B Board of Directors. The September 27 Proposals indicated that the proposed transaction would not require Company B’s stockholders’ approval or be contingent on Company B’s ability to obtain financing. The September 27 Proposals did not request exclusivity.

Also on September 27, 2023, the POINT Board held a meeting by videoconference, which included senior management of POINT and representatives of Centerview, Skadden and Bass Berry. Representatives of Skadden reviewed legal matters, including a discussion of the POINT Board’s fiduciary duties in connection with a potential transaction and provided the POINT Board with an update on the status of open diligence items. Representatives of Centerview reviewed with the POINT Board the terms of the September 27 Proposals. The POINT Board discussed the terms of the September 27 Proposals and considered how the terms of the September 27 Proposals compared to the August 24 Proposal. Representatives of Centerview then reviewed with the POINT Board the preliminary projections prepared by POINT’s senior management, including the related methodology, the underlying assumptions and related risks, and other factors considered with the POINT Board. Representatives of Centerview then presented their preliminary financial analysis of POINT based upon the preliminary management projections. The POINT Board then discussed POINT’s potential responses to the September 27 Proposals from Company B. Following this discussion, the POINT Board directed representatives of Centerview to inform representatives of Company B’s outside financial advisors that the upfront offer per Share in the First September 27 Proposal was inadequate and the detailed pre-defined criteria to meet the proposed contingent value rights were too complex to provide the POINT Board comfort that they could reasonably likely be achieved; and that the conditional nature of the Second September 27 Proposal did not provide a basis upon which to negotiate the terms of a potential strategic proposal involving POINT and Company B.

Later that day, representatives of Centerview spoke with representatives of Company B’s outside financial advisors via telephone to deliver the POINT Board’s position as instructed that Company B needed to improve the terms of the September 27 Proposals if it wished for the POINT Board to consider a potential transaction involving POINT and Company B.

On September 28, 2023, representatives of Lilly, including Daniel Skovronsky, Lilly’s Executive Vice President and Chief Scientific and Medical Officer, and Travis Coy, Lilly’s Vice President and Head of Transactions and M&A, and representatives of POINT, including Dr. McCann, Dr. Fleshner and Justyna Kelly, POINT’s Chief Operating Officer, had a meeting at POINT’s manufacturing site in Indianapolis to discuss POINT’s broad platform capabilities and pipeline of future products.

On the same day, Company B’s outside financial advisors had a phone conversation with a representative of Centerview to indicate that Company B was not able to revise the economic terms of the September 27 Proposals at that time.

Also on September 28, 2023, the POINT Board held a meeting by videoconference, which included senior management of POINT, and representatives of Centerview, Skadden and Bass Berry. Dr. McCann provided the

POINT Board with an update on ongoing discussions with Lilly, including his conversations with Mr. Van Naarden. Representatives of Skadden provided the POINT Board an update on the status of discussions with Kirkland & Ellis and Lilly’s due diligence and the potential timeline for signing the transaction. Representatives of Centerview provided the POINT Board an update on the status of discussions with Company B, including Company B’s outside advisors’s indication to representatives of Centerview that Company B could not increase the economic terms of the September 27 Proposals at that time.

On September 29, 2023, Mr. Van Naarden called Dr. McCann to reiterate Lilly’s interest in consummating the transaction at $12.50 per Share in cash, as Mr. Van Naarden had previously verbally indicated to Dr. McCann on September 19, 2023.

Later on September 29, 2023, the POINT Board held a meeting by videoconference, which included senior management of POINT, and representatives of Centerview, Skadden and Bass Berry. Dr. McCann provided the POINT Board with an update regarding his communications with Mr. Van Naarden earlier that day. The POINT Board discussed how POINT could potentially respond to Mr. Van Naarden’s verbal indication. During the discussions, the POINT Board considered the merits and risks in connection with requesting a higher price of $13.00 per Share in cash for all of the outstanding Shares of POINT. Following this discussion, the POINT Board directed Dr. McCann to reach out to Mr. Van Naarden with a $13.00 per Share counterproposal.

Later that day, Dr. McCann, at the POINT Board’s instruction, contacted Mr. Van Naarden and conveyed the POINT Board’s counterproposal of $13.00 per Share. Later that evening, Mr. Van Naarden and Dr. McCann had a telephone conversation. During the conversation, Mr. Van Naarden shared that Lilly’s senior management had initially determined to offer $12.00 per Share as of September 28, 2023 and the morning of September 29, 2023, which Lilly could convey to POINT in a counterproposal. However, Mr. Van Naarden shared that Lilly’s senior management subsequently determined to offer a price of $12.50 per Share (the “September 29 Proposal”), and that Lilly would not likely be able to increase the price beyond $12.50 per Share. Dr. McCann responded that he did not have authorization to negotiate below $13.00 and would have to take the September 29 Proposal back to the POINT Board.

Also on September 29, 2023, representatives of Kirkland & Ellis sent representatives of Skadden a proposed form of the Tender and Support Agreement that Lilly requested to be executed by certain stockholders of the Company, with a collective beneficial ownership of approximately 15% of the outstanding Shares. From September 29, 2023 to September 30, 2023, representatives of Kirkland & Ellis and representatives of Skadden exchanged drafts of the form of Tender and Support Agreement.

Also on September 29, 2023, representatives of Company B’s outside financial advisors provided representatives of Skadden with a revised draft of a merger agreement, which reflected the Second September 27 Proposal.

On September 30, 2023, the POINT Board held a meeting by videoconference, which included senior management of POINT and representatives of Centerview, Skadden and Bass Berry. Representatives of Centerview provided the POINT Board with an update on the status of negotiations with Company B and Lilly, and a representative of Skadden provided an update on ongoing discussions with Kirkland & Ellis. Representatives of Centerview stated that despite the guidance that Centerview communicated to Company B’s outside financial advisors that Company B needed to improve the upfront component of its offer and that the conditional nature of the September 27 Proposal was inadequate, Company B communicated that it was unable to increase the upfront offer per share in the First September 27 Proposal and that Company B still preferred a transaction contingent on the SPLASH Read-Out Condition as reflected in the Second September 27 Proposal, as reflected in the revised draft of the merger agreement representatives of Company B’s outside financial advisors had shared with representatives of Skadden the previous day. The POINT Board discussed the terms of the Second September 27 Proposal and determined that the conditional nature of the offer did not provide a basis upon which to evaluate whether agreeing to terms with Company B would be achievable, nor did it adequately recognize the value of POINT when factoring in the inherent risk of the offer. The POINT Board also discussed the certainty Lilly’s all-cash offer provided compared to the mixed consideration offered in the September 27 Proposals. Additionally, Dr. McCann updated the POINT Board regarding his communications with Mr. Van Naarden on September 29, 2023, including the September 29 Proposal. The POINT Board discussed the September 29 Proposal and considered whether or not the September 29 Proposal adequately recognized the value of POINT. The POINT Board considered the fact that Lilly seemed highly unlikely to accept a price higher than $12.50 per Share and that the price of $12.50 per Share adequately valued POINT. Representatives of Skadden updated the POINT Board on the status of discussions with Kirkland & Ellis and provided an overview of material terms of the Merger Agreement. Representatives of Centerview presented the management financial projections key assumptions underlying POINT’s current and potential future pipeline products used by POINT’s senior management to create the Projections (as defined below). The POINT Board reviewed the Projections and approved the use of the Projections by Centerview in its financial analysis, as discussed further under the section entitled “—Certain Unaudited Prospective Financial Information of POINT.” Following the discussion, the POINT Board directed Dr. McCann to communicate its acceptance of the $12.50 per Share in cash offer to Lilly. Representatives of Centerview then left the meeting at this time. After the representatives of Centerview left the meeting, a representative of Skadden discussed with the POINT Board the written disclosures provided by Centerview regarding its prior relationships with Lilly. Following this discussion, the POINT Board approved the engagement of Centerview as financial advisor in connection with the potential strategic transaction.

On October 1, 2023, Mr. Van Naarden and Dr. McCann had a telephone call, during which Dr. McCann communicated to Mr. Van Naarden that the POINT Board authorized Dr. McCann to accept Lilly’s offer of $12.50 per Share. Mr. Van Naarden indicated Lilly’s desire to announce the execution of the Merger Agreement on either October 3, 2023 or October 5, 2023.

Also on October 1, 2023, Kirkland & Ellis sent Skadden a draft of the merger agreement, which included a 3.95% termination fee.

Later that day, the POINT Board held a meeting by videoconference, with members of POINT’s senior management and representatives of Centerview, Skadden and Bass Berry present. Dr. McCann updated the POINT Board regarding his communications with Mr. Van Naarden earlier that day. Representatives of Skadden and Centerview discussed Lilly’s completion of its due diligence over the preceding week and their intention to sign the Merger Agreement on October 2, 2023 and announce the transaction before market open on October 3, 2023. Representatives of Centerview reviewed with the POINT Board Centerview’s financial analysis of the Offer Price, in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares). Representatives of Skadden then discussed the fiduciary duties of the POINT Board in evaluating the proposed transaction and the terms of the Merger Agreement, as well as the terms of the Tender and Support Agreements. Among other things, the POINT Board considered Lilly’s response to POINT’s request that Lilly increase its offer price above $12.50 per Share and the contingent nature of Company B’s proposal. The Board also noted that the Offer Price represented an 87% premium to the trading price of the Shares on September 29, 2023, the last trading day prior to the meeting. Following discussion, the POINT Board determined that representatives of Centerview and Skadden should continue to negotiate with Lilly and its outside advisors to resolve remaining open items and finalize the terms of the potential transaction.

On October 2, 2023, the POINT Board held a meeting by videoconference, with members of POINT’s senior management and representatives of Centerview, Skadden, Bass Berry and Fox Rothschild. Representatives of Skadden updated the POINT Board on the resolution of the terms of the Merger Agreement and reviewed other legal matters and confirmed that Lilly had indicated that it would be in a position to execute the Merger Agreement later that day. Representatives of Centerview reviewed with the POINT Board Centerview’s financial analysis of the Offer Price, and rendered to the POINT Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 2, 2023 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the section entitled “—Opinion of POINT’s Financial Advisor” The written opinion delivered by Centerview to the POINT Board is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Following additional discussion and consideration of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement (including consideration of the factors described under the section entitled “—Reasons for the Recommendation of the POINT Board”), the POINT Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of POINT and its stockholders, (ii) declared it advisable for POINT to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by POINT of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer, and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Also on October 2, 2023, POINT, Lilly and Purchaser executed the Merger Agreement, and Lilly, Purchaser and certain stockholders of POINT executed the Tender and Support Agreements.

Before the opening of trading on October 3, 2023, POINT, Lilly and Purchaser issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and POINT filed a Current Report on Form 8-K.

On October 13, 2023, Purchaser commenced the Offer, and POINT filed this Schedule 14D-9.

Reasons for the Recommendation of the POINT Board

At a meeting on October 2, 2023, the POINT Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, POINT and its stockholders; (ii) declared it advisable for POINT to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by POINT of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that POINT’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The POINT Board consulted with members of POINT’s senior management and representatives from Centerview and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the POINT Board believes support its unanimous decision and recommendation.

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Business, Financial Condition and Prospects. The POINT Board considered the current and historical financial condition and results of operations, competitive position, assets, business and prospects of POINT including certain forecasts for POINT prepared by members of its senior management (as discussed in the section entitled “—Certain Unaudited Prospective Financial Information of POINT”) and the execution risks and uncertainties associated with the development, regulatory approvals and commercialization of 177Lu-PNT2002, 177Lu-PNT2003 and POINT’s other product candidates. The POINT Board considered the potential opportunity to create value through continued execution of its business plan, and certain risks and uncertainties associated with POINT and its business including the risks related to effectively commercializing POINT’s product candidates; the risks inherent in the development and marketing of pharmaceutical products; the effects of potential difficulties in adhering to current good manufacturing practices requirements at POINT’s manufacturing facilities, as assessed by the NRC, FDA, Health Canada, and other comparable regulatory agencies through periodic inspections of POINT’s manufacturing facilities, and any damage, destruction or interruption of production at POINT’s manufacturing facilities on the manufacture of POINT’s product candidates; potential difficulties or delays in obtaining U.S. and non-U.S. regulatory approvals for POINT’s product candidates; factors affecting the revenues and profitability of biopharmaceutical companies generally and other risk factors set forth in POINT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and subsequent quarterly reports on Form 10-Q, all as filed with the SEC.

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Implied Premium. The POINT Board considered the fact that the Offer Price of $12.50 represents an approximately 87% premium over POINT’s closing share price of $6.68 on October 2, 2023, the last trading day before the POINT Board approved the Transactions and an approximately 68% premium over POINT’s 30-trading day volume-weighted average share price.

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Cash Merger Consideration; Certainty of Value. The POINT Board considered the fact that the Offer Price and Merger Consideration payable to POINT’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide POINT stockholders with immediate liquidity and certainty of value. The POINT Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with POINT’s stand-alone strategy (including with respect to the SPLASH trial) and the potential impact of such risks and uncertainties on the trading price of Shares.

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Existing Resources. The POINT Board considered the fact that POINT would require substantial additional capital to fund (i) researching, developing and, if marketing approval is received, commercializing its product candidates; (ii) manufacturing its product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization in its manufacturing facility and (iii) its other ongoing operations. The POINT Board also took into consideration that any additional funding through future debt and equity financing, additional collaborations or strategic partnerships could be highly dilutive to POINT’s existing stockholders and might only be available on unfavorable terms or might not be available at all.

•	Financial Resources of Lilly. The POINT Board considered the financial resources of Lilly, including Lilly’s cash on hand, which fully provides funding for the Offer and the Merger.

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Negotiation Process. The POINT Board considered the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by POINT with the knowledge and at the direction of the POINT Board and with the assistance of independent financial and legal advisors. The POINT Board also considered that this process created a competitive dynamic (as more fully described above under the section entitled “—Background of the Merger Agreement”), resulting in a cash, stock, and contingent value rights acquisition offer from Company B, which the POINT Board did not view as maximizing value for POINT’s stockholders due to contingencies, insufficient upfront value, and complex contingent value rights criteria, and an all-cash acquisition offer from Lilly, who ultimately offered a higher, non-contingent upfront price. Additionally, the POINT Board considered the enhancements that POINT and its advisors were able to obtain as a result of negotiations with Lilly, including the increase in Lilly’s proposed acquisition price from $12.00 on August 24, 2023 in its initial expression of interest, to the Offer Price of $12.50 at the end of negotiations and the inclusion of provisions in the Merger Agreement that increased the speed and likelihood of completing the Offer and consummating the Merger.

•	Potentially Interested Counterparties.

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Company B. The POINT Board considered Company B’s September 13 Proposal, for an aggregate of up to $20.00 per Share in cash, stock and contingent value rights and conditioned on the SPLASH Read-Out Condition. After receiving guidance that the POINT Board would not evaluate a proposal conditioned on the SPLASH Read-Out Condition, Company B submitted the September 27 Proposals, consisting of the First September 27 Proposal, for an aggregate of up to $20.00 per Share in cash, stock and contingent value rights and not conditioned on the SPLASH Read-Out Condition and the Second September 27 Proposal, for an aggregate of up to $20.00 per Share in cash, stock and contingent value rights and conditioned on the SPLASH Read-Out Condition. Following discussion with senior management and representatives of POINT’s financial advisors, the POINT Board determined that the upfront price in the First September 27 Proposal was inadequate and the criteria to meet the conditional value rights was insufficiently precise to provide comfort that they could be achieved; and that the conditional nature of the Second September 27 Proposals did not provide a basis upon which to negotiate the terms of a potential strategic proposal involving POINT and Company B. Ultimately, the POINT Board considered the fact that, after receiving guidance from the POINT Board that it needed to improve the terms of the September 27 Proposal if it wished to enter into a potential transaction involving POINT, Company B indicated it could not increase the upfront per Share offer price in the First September 27 Proposal and was unable to make a proposal that was not conditioned on the SPLASH Read-Out Condition at that time.

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Other Strategic Counterparties. The POINT Board considered, with the assistance of POINT’s senior management and advisors, the likelihood that other strategic counterparties would engage with POINT on the same or a similar timeframe as Lilly and on contractual terms and conditions superior to those contained in the Merger Agreement. The POINT Board considered that Company A indicated it was not likely to participate in this process and that it had previously declined interest in acquiring POINT. The POINT Board considered the fact that outreach to strategic counterparties could jeopardize a potential transaction with Lilly and cause significant disruption to POINT and that, in the event a third party became interested in pursuing a transaction on terms more favorable to POINT and its stockholders than those contemplated by the Merger Agreement, the POINT Board would be able to respond to such a proposal due to the Merger Agreement’s customary “fiduciary out” provisions. Under those provisions, POINT has the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Company Proposal (as defined in the Merger Agreement) provided that POINT pays the termination fee (as more fully described in the Offer to Purchase under the sections entitled “Section 11—The Merger Agreement; Other Agreements—No Solicitation” and “—Recommendation Change”).

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Strategic Alternatives. After discussions with representatives of Centerview and POINT’s management, the POINT Board considered the risks and potential benefits associated with other strategic alternatives and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the POINT Board considered continuing to execute POINT’s strategy on a stand-alone basis, considering the fact that top line data from the SPLASH trial was expected in the second half of 2023 and the potential impact of the release of such top line data on the trading price of Shares, the risks and costs associated with its continued research and development of its product candidates and scaling up its manufacturing facility, and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement constituted a more attractive alternative.

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Certain Management Projections. The POINT Board considered certain forecasts for POINT prepared by members of senior management, which reflected an application of various assumptions of POINT’s management. For further discussion, see under the section entitled “—Certain Unaudited Prospective Financial Information of POINT.”

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Centerview’s Fairness Opinion and Related Analysis. The POINT Board considered the oral opinion of Centerview rendered to the POINT Board on October 2, 2023, which was subsequently confirmed by delivery of a written opinion dated October 2, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “—Opinion of POINT’s Financial Advisor” The full text of Centerview’s written opinion, dated October 2, 2023, which set forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

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Tender and Support Agreements. The POINT Board considered the fact that Joe McCann, Allan Charles Silber and Neil E. Fleshner, who together with certain of their respective affiliates collectively owned approximately 15% of the outstanding Shares as of October 2, 2023, support the transaction and agreed to tender their Shares in the Offer, and agreed to enter into Tender and Support Agreements with Lilly and Purchaser.

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Speed and Likelihood of Consummation. The POINT Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by POINT’s stockholders) enables POINT’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The POINT Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Tender Condition, which cannot be waived without the prior written consent of POINT;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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the business reputation, capabilities and financial condition of Lilly, and the POINT Board’s perception that Lilly is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the ability of POINT to enforce the Merger Agreement.

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Other Terms of the Merger Agreement. The POINT Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the section entitled “Section 11—The Merger Agreement; Other Agreements.” Certain provisions of the Merger Agreement that the POINT Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. The fact that, although POINT is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the POINT Board, subject to compliance with certain procedural requirements (including that the POINT Board determine in good faith, after consultation with outside legal counsel and its financial advisor, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a Superior Company Proposal (as defined in the Merger Agreement) and that the failure to take such action would be inconsistent with the fiduciary duties of the POINT Board under applicable law): (i) to enter into a confidentiality agreement with the person making such unsolicited acquisition proposal; (ii) to furnish information with respect to POINT to the person making such unsolicited acquisition proposal and (iii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal (as more fully described in the Offer to Purchase under the section entitled “Section 11—The Merger Agreement; Other Agreements—No Solicitation”).

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Change of Recommendation in Response to a Superior Company Proposal; Ability to Accept a Superior Company Proposal. If the POINT Board receives an unsolicited acquisition proposal, and, after Lilly is provided an opportunity to revise the terms of the Merger Agreement to match the alternative acquisition proposal, determines in good faith after consultation with POINT’s outside legal counsel that such unsolicited acquisition proposal constitutes a Superior Company Proposal and that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the POINT Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such unsolicited acquisition proposal. POINT may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Company Proposal, subject to POINT’s payment of the termination fee of approximately $54 million in accordance with the terms of the Merger Agreement (as more fully described in the Offer to Purchase under the sections entitled “Section 11—The Merger Agreement; Other Agreements—No Solicitation” and “—Recommendation Change”).

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Change of Recommendation in Response to an Intervening Event. If the POINT Board, other than in connection with a Superior Company Proposal and prior to the Effective Time, determines in good faith after consultation with POINT’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the POINT Board may, in response to an “Intervening Event” (as defined below), take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase under the section entitled “Section 11—The Merger Agreement; Other Agreements”). “Intervening Event” means any event or change, material to POINT and POINT Subsidiaries, taken as a whole, that was not known or reasonably foreseeable by the POINT Board as of October 2, 2023 (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable); provided that in no event will any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States; (ii) changes (including changes in applicable law) or conditions generally affecting the industry in which POINT operates; (iii) the announcement or pendency of the Merger Agreement or the Transactions; (iv) changes in the market price or trading volume of the common stock of POINT (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event); (v) POINT’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period; (vi) any fact relating to Lilly or its affiliates; (vii) any change or event that occurs in connection with POINT’s or POINT Subsidiaries’, their competitors’ or potential competitors’ preclinical or clinical studies or the results of, or data derived from, such studies or announcement thereof or in connection therewith, or approval by the FDA or other governmental entity (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of POINT’s or POINT Subsidiaries’ products or product candidates (including the SPLASH trial) or (viii) the receipt, existence or terms of any acquisition proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an acquisition proposal, or the consequences of any of the foregoing. Lilly is entitled to terminate the Merger Agreement in the event that the POINT Board changes its recommendation for any reason, in which event POINT will have an obligation to pay the termination fee of approximately $54 million (as more fully described in the Offer to Purchase under the section entitled “Section 11—The Merger Agreement; Other Agreements”).

•

Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) on one or more occasions, for successive periods of not more than 10 business days each (or for such longer period as may be agreed to by Lilly and POINT), if at the scheduled expiration date, any condition to the Offer (other than the

Minimum Tender Condition) is not satisfied or has not been waived; (ii) any applicable period required by any rule, regulation, or interpretation of the SEC, its staff or Nasdaq and (iii) at the request of POINT (or as determined by Purchaser), an additional period of up to 10 business days per extension, on one or more occasions (but no more than five occasions), if, as of the then-scheduled expiration date, all conditions of the Offer have been satisfied or waived except the Minimum Tender Condition, to permit the Minimum Tender Condition to be satisfied.

•

Outside Date. The termination date under the Merger Agreement on which either POINT or Lilly, subject to certain exceptions, can terminate the Merger Agreement is July 2, 2024, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which POINT would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date is subject to an additional automatic extension of 90 days if specified antitrust consents and regulatory approvals, including the consent by the NRC of the indirect transfer of control of POINT’s radioactive materials license (as further described under the section entitled “Item 8. Additional Information—Regulatory Approvals”), have not been obtained.

•	Cooperation. The Merger Agreement requires Lilly to use its reasonable best efforts to consummate the Offer and the Merger.

•

Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Company Material Adverse Effect” has occurred is sufficient to protect POINT’s interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any change or event that occurs in connection with POINT’s or POINT Subsidiaries’, their competitors’ or potential competitors’ preclinical or clinical studies or the results of, or data derived from, such studies or announcement thereof or in connection therewith, or approval by the FDA or other governmental entity (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of POINT’s or POINT Subsidiaries’ products or product candidates (including the SPLASH trial), is excluded from the determination of whether a “Company Material Adverse Effect” has occurred.

•

Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the section entitled “Item 8. Additional Information—Appraisal Rights.”

The POINT Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):

•

No Ongoing Equity Interest in POINT. The Offer and the Merger would preclude POINT’s stockholders from having the opportunity to directly participate in the future performance of POINT’s assets and any potential future appreciation of the value of the Shares. However, Lilly is a public company and POINT’s stockholders would have the choice to invest in Lilly separately.

•

Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting POINT from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The POINT Board also considered the fact that the right afforded to Lilly under the Merger Agreement to match an alternative acquisition proposal that the POINT Board determines in good faith is a Superior Company Proposal (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, POINT.

•

Termination Fee. POINT may be required to pay the approximately $54 million termination fee if the Merger Agreement is terminated under certain circumstances, including by POINT to accept a Superior Company Proposal. The POINT Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

•

Effect of Announcement. The public announcement of the transaction could potentially affect POINT’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against POINT.

•

Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of POINT’s business prior to the consummation of the Merger, which require POINT to conduct its business in the ordinary course and refrain from taking specified actions. The POINT Board considered that such restrictions could delay or prevent POINT from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Tender Condition Might Not Be Satisfied. POINT’s stockholders may tender an insufficient number of Shares to meet the Minimum Tender Condition.

•

Risks the Merger Might Not Be Completed. Although POINT expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The POINT Board considered the risks and costs to POINT if the Offer is not completed or the Merger is not consummated, including the diversion of POINT’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with POINT and the potential effect on the trading price of the Shares.

•

Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of POINT’s management will be required, potentially resulting in disruptions to the operation of POINT’s business.

•

Potential Conflicts of Interest. The POINT Board considered the potential conflict of interest created by the fact that POINT’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of POINT.”

•

Regulatory Approval and Risk of Pending Actions. There are risks associated with the need to make regulatory filings, and obtain antitrust and other regulatory consents and approvals in the U.S., including the consent by the NRC of the indirect transfer of control of POINT’s radioactive materials license (as further described under the section entitled “Item 8. Additional Information—Regulatory Approvals”), and the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no legal restraint by certain governmental bodies preventing or prohibiting the Offer or the Merger and that the NRC has approved the indirect transfer of control of the radioactive materials license.

•	Tax Treatment. Gains realized by POINT’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the POINT Board is not intended to be exhaustive but includes the material reasons considered by the POINT Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the POINT Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The POINT Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the POINT Board may have been influenced to a greater or lesser degree by different factors. The POINT Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Opinion of POINT’s Financial Advisor

POINT retained Centerview as financial advisor to the POINT Board in connection with the Tender Offer and Merger and other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section. In connection with this engagement, the POINT Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by POINT or a wholly owned subsidiary of POINT immediately prior to the effective time of the Merger, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Tender Offer, (iii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the effective time of the Merger and (iv) Shares that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL, unless such person fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL with respect to such Shares or a court of competent jurisdiction determines that such person is not entitled to the relief provided by Section 262 of the DGCL (the shares referred to in clauses (i), (ii), (iii) and (iv), together with any Shares held by any affiliate of POINT or Lilly, are collectively referred to as “Excluded Shares” throughout this section) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On October 2, 2023, Centerview rendered to the POINT Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 2, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 2, 2023, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the POINT Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of POINT as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated October 1, 2023, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of POINT for the years ended December 31, 2022 and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of POINT;

•	certain publicly available research analyst reports for POINT;

•	certain other communications from POINT to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of POINT, including certain financial forecasts, analyses and projections relating to POINT prepared by management of POINT and furnished to Centerview by POINT for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of POINT regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with POINT’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at POINT’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of POINT as to the matters covered thereby and Centerview relied, at POINT’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at POINT’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of POINT, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of POINT. Centerview assumed, at POINT’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at POINT’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of POINT, or the ability of POINT to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, POINT’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to POINT or in which POINT might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of POINT or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of POINT or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of POINT as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the POINT Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the POINT Board in connection with Centerview’s opinion, dated October 2, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of POINT. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of POINT or any other parties to the Transaction. None of POINT, Lilly, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of POINT do not purport to be appraisals or reflect the prices at which POINT may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 2, 2023 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of POINT based on the Forecasts, which reflect certain assumptions. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2023 using discount rates ranging from 12.5% to 14.5% (based on Centerview’s analysis of POINT’s weighted average cost of capital and considerations that Centerview deemed relevant based on its experience and professional judgment) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of POINT over the period beginning on October 1, 2023 and ending on December 31, 2046, as set forth in the Forecasts, utilized by Centerview at the direction of POINT’s management and as approved by the POINT Board for use by Centerview as set forth in the section captioned “—Certain Unaudited Prospective Financial Information of POINT”, (ii) an implied terminal value of POINT, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 30% year over year with the exception of platform and corporate cash flows increasing 3% year over year in perpetuity, as directed by POINT’s management and (iii) cash flow benefit to POINT from usage of POINT’s estimated net operating losses as provided by POINT’s management and (b) adding to the foregoing results POINT’s estimated cash of $404 million and no debt as of September 30, 2023 and the present value of the estimated cost of a $100 million equity raise in 2026, as set forth in the Forecasts.

Centerview then calculated a range of implied equity values per Share by dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in the money options and performance share units) as of September 28, 2023, as set forth in the Internal Data. The resulting range of implied equity values per Share was $11.15 to $13.80, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the POINT Board certain additional factors solely for informational purposes, including, among other things, the following:

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Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended October 2, 2023, which reflected low and high stock closing prices for POINT during such period of $5.72 to $10.86 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of October 2, 2023, which indicated low and high stock price targets for POINT ranging from $11.00 to $27.00 per Share.

•

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected biopharma transactions announced since 2018. Those transactions were selected based on Centerview’s experience and professional judgment. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 55% to 105% to POINT’s closing stock price on October 2, 2023 (the last trading day before the public announcement of the Transactions) of $6.69, which resulted in an implied price range of approximately $10.35 to $13.70 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the POINT Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of POINT with respect to the Offer Price or as to whether the POINT Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between POINT and Lilly and was approved by the POINT Board. Centerview provided advice to POINT during these negotiations. Centerview did not, however recommend any specific amount of consideration to POINT or the POINT Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to POINT and Centerview did not receive any compensation from POINT during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Lilly or Purchaser and Centerview did not receive any compensation from Lilly during such period. Centerview may provide financial advisory and other services to or with respect to POINT or Lilly or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, POINT, Lilly, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The POINT Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with POINT. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the POINT Board, POINT has agreed to pay Centerview an aggregate fee of approximately $34.4 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $33.4 million of which is payable contingent upon consummation of the Transaction. In addition, POINT has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information of POINT

POINT’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

In connection with the evaluation of the Transactions and the other strategic alternatives considered by the POINT Board described in the section entitled “—Background of the Merger Agreement”, POINT’s senior management prepared certain non-public, unaudited, risk-adjusted, prospective financial information for fiscal years 2023 through 2046 at the instruction of the POINT Board (the “Projections”). The Projections were prepared based on POINT’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.

The Projections were presented to the POINT Board in connection with its consideration of the Transactions, and, at the instruction of the POINT Board, were relied upon by Centerview in connection with the rendering of its opinion to the POINT Board and in performing its financial analysis as described in the section entitled

“—Opinion of POINT’s Financial Advisor” and were the only financial projections with respect to POINT used by Centerview in performing its financial analysis.

The following table presents a summary of the Projections:

Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Net Revenue	—	—	$178	$205	$271	$482	$453	$585	$433	$528	$725	$904
Gross Profit(1)	($22)	($30)	$136	$136	$187	$394	$363	$493	$341	$433	$604	$762
R&D Expense	($157)	($103)	($81)	($130)	($140)	($176)	($179)	($189)	($187)	($165)	($160)	($127)
S&M Expense	—	—	—	—	—	—	($4)	($14)	($17)	($30)	($54)	($65)
G&A Expense	($19)	($25)	($26)	($19)	($19)	($20)	($23)	($21)	($19)	($16)	($15)	($15)
EBIT(2)	($198)	($158)	$29	($13)	$28	$199	$157	$269	$118	$221	$376	$556

	Fiscal year ending December 31,
	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Net Revenue	$987	$794	$824	$874	$835	$824	$791	$757	$732	$726	$714	$660
Gross Profit(1)	$838	$653	$686	$734	$708	$705	$680	$654	$636	$634	$626	$580
R&D Expense	($99)	($90)	($81)	($81)	($79)	($79)	($77)	($77)	($77)	($77)	($76)	($75)
S&M Expense	($79)	($93)	($107)	($123)	($132)	($141)	($143)	($142)	($141)	($144)	($143)	($133)
G&A Expense	($16)	($17)	($17)	($18)	($19)	($19)	($20)	($20)	($20)	($20)	($20)	($19)
EBIT(2)	$645	$453	$480	$512	$478	$465	$439	$415	$398	$393	$386	$353

(1)	“Gross Profit” means Net Revenue minus cost of goods sold minus commercial scale-up manufacturing expenses.
(2)	“EBIT” means earnings before interest and taxes and refers to Gross Profit minus research and development expenses minus sales and marketing expenses and minus general and administrative expenses.

At the direction of POINT’s management, Centerview calculated, solely based on the Projections, the unlevered free cash flows for the fiscal years 2023 through 2046, which were approved by the POINT Board for use by Centerview in connection with the rendering of its opinion to the POINT Board and in performing the related financial analysis as described in the section entitled “—Opinion of POINT’s Financial Advisor.” The unlevered free cash flows used by Centerview in connection with its opinion to the POINT Board were calculated as EBIT minus tax expense minus capital expenditures plus depreciation and amortization minus change in net working capital, in each case, as included in the Projections.

The Projections assume estimated cash of $404 million and no debt as of September 30, 2023, a hypothetical $100 million equity raise conducted in 2026 at an illustrative 10% discount and a 5% spread, $0 in federal net operating loss carryforwards as of December 31, 2022 and taxes based on a 24% tax rate. For purposes of calculating the discounted cash flow, and as described further in the section entitled “—Opinion of POINT’s Financial Advisor,” Centerview was instructed by POINT management to calculate the estimated (i) benefit of taxes saved from tax attributes generated as a result of future estimated losses based on a 24% tax rate, which calculation resulted in estimated taxes saved of $5 million, $5 million, $37 million, $29 million and $9 million for fiscal years 2025, 2027, 2028, 2029 and 2030, respectively, and (ii) impact of the cost of a future equity raise of $17 million for fiscal year 2026, assuming a hypothetical $100 million equity raise in 2026, which, in each case, for the avoidance of doubt, is not reflected in the values in the table below. The values in the table below do not take into account the effect of net operating loss usage or the cost of a future equity raise.

Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2023		2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT		($198)	($158)	$29	($13)	$28	$199	$157	$269	$118	$221	$376	$556
Tax Expense		—	—	(7)	—	(7)	(47)	(37)	(63)	(28)	(52)	(88)	(131)
Capital Expenditures		(27)	(54)	(51)	(20)	(9)	(9)	(6)	(2)	(2)	(2)	(2)	(2)
Depreciation & Amortization		2	6	12	13	16	18	18	16	12	8	5	4
Change in Net Working Capital		(37)	0	(3)	0	4	1	5	(6)	(4)	(10)	(20)	(18)
Unlevered Free Cash Flow	($ ($	91) / 260)(1)	($205)	($20)	($19)	$32	$162	$137	$213	$97	$165	$271	$409

	Fiscal year ending December 31,
	2035		2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
EBIT		$645	$453	$480	$512	$478	$465	$439	$415	$398	$393	$386	$353
Tax Expense		(152)	(106)	(113)	(120)	(112)	(109)	(103)	(98)	(94)	(92)	(91)	(83)
Capital Expenditures		(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Depreciation & Amortization		4	3	3	3	2	2	2	2	2	2	2	2
Change in Net Working Capital		(8)	19	(3)	(5)	4	1	3	3	2	1	1	5
Unlevered Free Cash Flow		$487	$367	$365	$387	$370	$357	$340	$321	$307	$302	$296	$276

(1)	Reflects Unlevered Free Cash Flow for the fourth quarter of 2023 / fiscal year 2023.

POINT is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted prospective financial information that was prepared for the POINT Board for the purposes described above. POINT makes and has made no representation to Lilly or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Projections.

The Projections were based upon certain financial, operating and commercial assumptions and estimates developed solely using the information available to POINT’s management at the time the Projections were created.

Cautionary Note About the Projections

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions and estimates, some as to future events, that were inherently uncertain and many of which were beyond POINT’s control. The Projections reflect numerous estimates and assumptions made by POINT’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to POINT’s product candidates, all of which were difficult to predict and many of which were beyond POINT’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for POINT’s product candidates. There can be no assurance of the market for, approval of or the timing of such approval of, POINT’s product candidates, and it is possible that other products will be preferable. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Projections not to be achieved include, but are not limited to, the timing of regulatory approvals and introductions of new products, market acceptance of new products, success of clinical testing (including the topline data results from the SPLASH trial), availability of third-party reimbursement, success of POINT’s ongoing collaboration with Lantheus Holdings, Inc. (“Lantheus”) and any other potential collaboration partners with whom POINT may develop or commercialize product candidates, impact of competitive products and pricing, the availability and use of net operating losses, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in POINT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Projections may be affected by POINT’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections. The Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that POINT or any of its affiliates, advisors or representatives (including Centerview) considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation by POINT, the POINT Board, or any of their affiliates or representatives (including Centerview) that the information presented is material. Neither POINT nor any of its affiliates or representatives (including Centerview) assumes any responsibility for the accuracy of this information. Neither POINT nor any of its affiliates, advisors, officers, directors or representatives (including Centerview) can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error. POINT does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

Neither POINT nor any of its affiliates, advisors, officers, directors or representatives (including Centerview) has made or makes any representation or warranty to any holder of Shares or other person, including Lilly or Purchaser, regarding the ultimate performance of POINT compared to the information contained in the Projections, or that the Projections will be realized. The Projections were prepared based on POINT’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are forward looking statements that remain subject to interpretation. Please refer to the section entitled “Item 8. Additional Information—Forward-Looking Statements.”

The Projections were not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by POINT may not be comparable to similarly titled amounts used by other companies. In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender their Shares in the Offer, but instead are being included because the Projections were provided to the POINT Board to evaluate the Transactions and other potential strategic opportunities and were provided to Centerview in connection with the rendering of its opinion to the POINT Board and in performing its financial analysis as described under the section entitled “—Opinion of POINT’s Financial Advisor” The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

POINT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

The Projections were prepared in September 2023 by POINT management based on their assumptions and estimates about POINT’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of POINT’s product candidates, including risk and probability adjustments reflecting POINT’s management’s good faith assessment as to the probability of success for POINT’s product candidates and pipeline programs as of the time the Projections were prepared. The Projections include assumptions and estimates regarding POINT’s collaboration with Lantheus and potential future collaborations with third parties, including upfront payments, royalties and milestone payments received in connection with such collaborations. The Projections were based on certain internal assumptions and estimates about the probability of success associated with regulatory approvals, launch timing, pricing, sales ramp, market share, competition, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, any future equity raises conducted by POINT, and other relevant factors related to POINT’s long-range operating plan. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive or exhaustive overview of all metrics, assumptions and estimates included or reflected in the Projections. For information on factors that may cause POINT’s future results to vary materially, please refer to the section entitled “Item 8. Additional Information—Forward-Looking Statements.”

Intent to Tender

To the knowledge of POINT, each executive officer and director of POINT currently intends to tender all of his or her Shares in the Offer. POINT’s Chief Executive Officer, Joe A. McCann, Executive Chairman, Allan C. Silber, Chief Marketing Officer, Neil Fleshner, and certain of their respective affiliates entered into the Tender and Support Agreements concurrently with the execution of the Merger Agreement, as described further under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Lilly and Purchaser—Tender and Support Agreements,” pursuant to which they agreed to tender their respective Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Centerview’s engagement letter with POINT, POINT retained Centerview as its exclusive financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the POINT Board. Centerview’s opinion does not constitute a recommendation to any stockholder of POINT as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as the financial advisor to the POINT Board, POINT has agreed to pay Centerview an aggregate fee of approximately $34.4 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $33.4 million of which is payable contingent upon consummation of the Transactions. In addition, POINT has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement. Additional information related to Centerview’s retention as POINT’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of POINT’s Financial Advisor” and are hereby incorporated herein by reference.

Neither POINT nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of POINT on its behalf with respect to the Transactions or related matters, except that such solicitations or recommendations may be made by directors, officers or employees of POINT, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by POINT or, to the knowledge of POINT after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), POINT is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of POINT’s securities by POINT, any subsidiary of POINT or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving POINT or any subsidiary of POINT; (iii) any purchase, sale or transfer of a material amount of assets of POINT or any subsidiary of POINT or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of POINT.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the POINT Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of POINT” is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available to stockholders of POINT in connection with the Offer. However, if the Offer is successful and the Merger is consummated, POINT stockholders who continuously held Shares from the date of the demand for appraisal through the Effective Time who: (i) did not tender their Shares in the Offer or vote in favor of, or consent to the consummation of, the Merger; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that POINT will take no action to perfect any appraisal rights of any stockholder.

Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that POINT’s stockholders exercise appraisal rights under Section 262 of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the mailing of this Schedule 14D-9, deliver to POINT a written demand for appraisal of Shares held, which demand must reasonably inform POINT of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;

•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Beneficial Owner

All written demands for appraisal should be addressed to POINT Biopharma Global Inc., 4850 West 78th Street, Indianapolis, IN 46268, Attention: Legal. The demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the Effective Time and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN LIGHT OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statute

POINT elected in its amended and restated certificate of incorporation (the “POINT Charter”) not to be subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a

“business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon consummation of the transaction that made the stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Accordingly, POINT is not subject to any anti-takeover effects of Section 203. However, the POINT Charter contains provisions that have the same effect as Section 203, except that it provides that Allan C. Silber or any of his affiliates or associates do not constitute “interested stockholders” regardless of the percentage of voting stock owned by them, and accordingly will not be subject to such restrictions.

Each of Lilly and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of POINT as defined in the POINT Charter. In addition, the POINT Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described under the section entitled “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions set forth in the POINT Charter are inapplicable to the Offer, the Merger and the Transactions.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Lilly of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Within the 15 calendar day waiting period, the parties may withdraw the Premerger Notification and Report Form, and refile it within two business days to provide the FTC and the Antitrust Division an additional 15 calendar day waiting period to review the Transactions. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Lilly with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Lilly and POINT. If either the 15 calendar day or 10 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Lilly’s and POINT’s consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of POINT. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division could take such action as they deem necessary under the applicable statutes, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Lilly and POINT expect to file their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on or before October 24, 2023.

U.S. Nuclear Regulatory Commission

POINT Biopharma USA Inc., a direct subsidiary of POINT, holds a radioactive materials license issued by the NRC. The radioactive materials license authorizes POINT to distribute radioactive drugs to medical use licensees in the United States. As a general matter, radioactive materials licenses require the prior written approval from a nuclear regulator before they can be transferred, either directly or indirectly (e.g., through an upstream ownership change). On October 3, 2023, POINT and Lilly jointly made a license transfer related filing to the applicable NRC license issuer, as necessary, requesting consent for the indirect transfer of control of the radioactive materials licenses. This filing is being processed by the requested regulator and consummation of the Offer is conditioned on the consent by the NRC of the indirect transfer of control with respect to POINT.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the POINT stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and POINT will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of POINT stockholders in accordance with Section 251(h) of the DGCL.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of POINT, please see POINT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and POINT’s subsequent Quarterly Reports. Annual and Quarterly Reports filed by POINT can be obtained without charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements related to POINT, Lilly and the proposed Transactions that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Schedule 14D-9, POINT’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the proposed Transactions; statements about the expected timetable for completing the proposed Transactions; POINT’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of POINT and Lilly; the ability to successfully commercialize POINT’s product candidates and generate future revenues with respect to POINT’s product candidates; and the anticipated timing of the closing of the proposed Transactions.

Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of POINT’s stockholders will tender their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions; the effects of the proposed Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of U.S. Food and Drug Administration approvals or actions, if any; the impact of competitive products and pricing; that Lilly may not realize the potential benefits of the proposed Transactions; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; stockholder litigation and other risks listed under the heading “Risk Factors” in POINT’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to POINT and Lilly, and POINT and Lilly disclaim any obligation to update the information contained in this communication as new information becomes available.

Item 9. Exhibits

The following Exhibits are attached hereto:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 13, 2023 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on October 13, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Lilly and POINT, dated October 3, 2023 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed with the SEC by POINT on October 3, 2023).

(a)(5)(A)	Form of Email Distributed to Employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(B)	Employee FAQ (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(C)	Investor FAQ (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(D)	Form of Media Statement (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(E)	Form of Letter for Upcoming Meetings (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(F)	Form of Letter distributed to Business Partners (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(G)	Form of Letter distributed to Key Investigators (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(H)	Transaction Social Media Posts (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed with the SEC by POINT on October 3, 2023).

(a)(5)(I)*	Opinion of Centerview Partners LLC, dated October 2, 2023 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated October 2, 2023, by and among Lilly, Purchaser and POINT (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by POINT on October 3, 2023).

(e)(2)	Tender and Support Agreement by and among Lilly, Purchaser and Joe A. McCann, dated October 2, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by POINT on October 3, 2023).

(e)(3)	Tender and Support Agreement by and among Lilly, Purchaser and Allan Charles Silber, dated October 2, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC by POINT on October 3, 2023).

Exhibit No.	Description

(e)(4)	Tender and Support Agreement by and among Lilly, Purchaser and Neil E. Fleshner, dated October 2, 2023 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC by POINT on October 3, 2023).

(e)(5)	Confidentiality Agreement between POINT and Lilly, dated June 15, 2023 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Point Biopharma Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Form S-4 filed by POINT on March 23, 2021).

(e)(7)	POINT Biopharma Global Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by POINT on July 1, 2021).

(e)(8)	Form of Non-Qualified Stock Option Agreement Under the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (Employees) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by POINT on December 10, 2021).

(e)(9)	Form of Non-Qualified Stock Option Agreement Under the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by POINT on December 10, 2021).

(e)(10)	Form of Restricted Stock Unit Award Agreement Under the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (Employees) (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by POINT on July 1, 2021).

(e)(11)	Form of Restricted Stock Unit Award Agreement Under the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by POINT on July 1, 2021).

(e)(12)	Form of Incentive Stock Option Agreement Under the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by POINT on December 10, 2021).

(e)(13)	Performance Stock Unit Award Agreement Under the POINT Biopharma Global Inc. 2021 Equity Incentive Plan (Employees) (incorporated by reference to Exhibit 10.9 to the Form 10-K filed by POINT on March 27, 2023).

(e)(14)	Employment Agreement, dated as of April 23, 2020, by and between POINT Biopharma Corp. and Allan Silber, as amended March 8, 2021 (incorporated by reference to Exhibit 10.7 to the Form S-4/A filed by POINT on May 3, 2021).

(e)(15)	Employment Agreement, dated as of April 23, 2020, by and between POINT Biopharma Corp. and Joe McCann, as amended March 8, 2021 (incorporated by reference to Exhibit 10.8 to the Form S-4/A filed by POINT on May 3, 2021).

(e)(16)	Employment Agreement, dated as of July 24, 2020, by and between POINT Biopharma Corp. and Bill Demers, as amended March 8, 2021 (incorporated by reference to Exhibit 10.9 to the Form S-4/A filed by POINT on May 3, 2021).

(e)(17)	Employment Agreement, dated as of July 19, 2020, by and between POINT Biopharma USA Inc. and Jessica Jensen (incorporated by reference to Exhibit 10.13 to the Form S-4/A filed by POINT on May 3, 2021).

(e)(18)	Employment Agreement, effective December 1, 2021, as amended, by and between POINT Biopharma USA Inc. and Justyna Kelly (incorporated by reference to Exhibit 10.20 to the Form 10-K filed by POINT on March 25, 2022).

(e)(19)	Employment Agreement, effective August 15, 2023 by and between POINT Biopharma Global Inc. and Dr. Neil Fleshner (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by POINT on August 14, 2023).

Exhibit No.	Description

(e)(20)	Employment Agreement, dated as of April 23, 2020, by and between POINT Biopharma Corp. and Ari Shomair (incorporated by reference to Exhibit 10.15 to the Form S-4/A filed by POINT on May 3, 2021).

(e)(21)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.18 to the Form 8-K filed by POINT on July 1, 2021).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023

POINT Biopharma Global Inc.

By:	/s/ Joe McCann
Name:Joe McCann
Title: Chief Executive Officer

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

October 2, 2023

The Board of Directors

POINT Biopharma Global Inc.

4850 West 78th Street

Indianapolis, IN 46268

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of POINT Biopharma Global Inc., a Delaware corporation (the “Company”), of the $12.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Yosemite Falls Acquisition Corporation, a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $12.50 per Share, net to the seller in cash, without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by the Company or a wholly owned subsidiary of the Company immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Tender Offer, (iii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger and (iv) Shares that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of the State of Delaware (the “DGCL”), unless such person fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL with respect to such Shares or a court of competent jurisdiction determines that such person is not entitled to the relief provided by Section 262 of the DGCL (the shares referred to in clauses (i), (ii), (iii) and (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $12.50 per Share in cash, without interest (the $12.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is

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31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK • LONDON • PARIS • SAN FRANCISCO • MENLO PARK

payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 1, 2023 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other

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The Board of Directors

POINT Biopharma Global Inc.

October 2, 2023

approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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The Board of Directors

POINT Biopharma Global Inc.

October 2, 2023